Exhibit (e)(11)

Agreement

This Agreement, dated June 13, 2010, by and between Intelligroup, Inc. (the “Company”) and Vikram Gulati (the “Executive”) extends the term of that certain Employment Agreement, dated June 30, 2005, as amended (the “Existing Employment Agreement”), by and between the Company and the Executive. The Existing Employment Agreement will terminate on June 30, 2010. The Company and the Executive agree that the term of the Existing Employment Agreement shall be extended through the earlier of (i) the effective date of that certain new employment agreement to be executed between the Company and the Executive in connection with the execution of that certain Agreement and Plan of Merger by and among the Company, NTT DATA CORPORATION and Mobius Subsidiary Corporation (the “Merger Agreement”) and (ii) the termination of the Merger Agreement in accordance with its terms. Except as set forth above, all other terms and conditions of the Existing Employment Agreement remain in full force and effect.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of June 13, 2010.

Intelligroup, Inc.
/s/ Vikram Gulati	/s/ Alok Bajpai

Executive — Vikram Gulati	Name: Alok Bajpai Title: CFO and Treasurer